April 7, 2008

Mail Stop 4561

Mr. Zhengquan Wang
Chief Executive Officer
China Agro Sciences Corp.
101 Xinanyao Street
Jinzhou District
Dalian, Liaoning Province, PRC 116100

  RE: **China Agro Sciences Corp.**
     Forms 10-K and 10-K/A for the period ended September 30, 2006
     Filed January 16, 2007 and January 24, 2007
     File No. 0-49687

Dear Mr. Wang:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Linda van Doorn
       Senior Assistant Chief Accountant